[redacted]

09059442

DSTATES
CHANGE COMMISSION
...gton, D.C. 20549

3B 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2009

Washington, DC 110

SEC FILE NUMBER
8- 24805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 Bucharest Ln.
(No. and Street)

Temecula (City) CA (State) 92591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Killpatrick 951-587-6910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory B. Shelton CPA
(Name – *if individual, state last, first, middle name*)

118 Cachanilla Cart (Address) Palm Desert (City) CA (State) 92260 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Jeffrey Kilpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Securities Corp., as of February 24, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None —

[signature]
Signature

President
Title

[signature]
Notary Public

OFFICIAL SEAL
KELLY JO KOEHLER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1746344
RIVERSIDE COUNTY
MY COMM. EXP. MAY. 21, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of RIVERSIDE

On FEB. 24, 2009 before me, KELLY JO KOEHLER NOTARY PUBLIC
(Here insert name and title of the officer)

personally appeared JEFFREY KILPATRICK,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Kelly Jo Koehler
Signature of Notary Public

(Notary Seal)

OFFICIAL SEAL
KELLY JO KOEHLER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1746344
RIVERSIDE COUNTY
MY COMM. EXP. MAY. 21, 2011

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

2008 Audited Financials
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 17 Document Date 2/19/09

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☒ Corporate Officer
  President
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2008

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2008 and 2007 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

February 19, 2009

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2008 & 2007

ASSETS

	12/31/08	12/31/07
Current Assets		
Cash in bank and trading accounts	$ 37,415	$ 75,075
Cash - deposit account	25,768	25,543
Employee advances	219	0
Loan to officer	400	15,890
Receivables from brokers & dealers	2,571	9,758
Prepaid insurance	1,121	340
Total Current Assets	67,494	126,606
Fixed Assets (Note 1)		
Transportation equipment	22,638	22,638
Office equipment	169,368	169,368
Office furniture	51,774	49,174
Subtotal	243,780	241,180
Accumulated depreciation	(170,379)	(168,995)
Total Net Fixed Assets	73,401	72,185
Other Assets		
Security deposits	0	686
Total Other Assets	0	686
TOTAL ASSETS	$ 140,895	$ 199,477

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2008 & 2007

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/08	12/31/07
Current Liabilities		
Credit card payable	$ 2,391	$ 0
Accrued payroll fees	127	171
Income taxes payable	800	800
Accrued payroll taxes	1,624	2,697
Accrued salaries	17,414	31,000
Broker's commission payable	656	1,155
Notes payable - current portion	0	885
Total Current Liabilities	23,012	36,708
Non-current Liabilities		
Notes payable (Note 4)	0	885
Less: Current portion	(0)	(885)
Total Non-current Liabilities	0	0
Total Liabilities	23,012	36,708
STOCKHOLDER'S EQUITY		
Common stock - stated value $ .13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares (Note 5)	267,598	267,598
Retained earnings	(147,215)	(102,329)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	117,883	162,769
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 140,895	$ 199,477

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2007

	12/31/08	12/31/07
Revenues		
Commissions	$ 89,160	$ 262,192
Management fees	288,311	249,625
Total Revenues	377,471	511,817
Expenses		
Automotive & truck	$ 20,924	$ 25,168
Bank charges	865	1,023
Business promotion	240	160
Cleaning	908	1,649
Client fees	499	0
Commissions	10,052	19,057
Computer expenses	5,194	8,906
Consulting fees	2,039	3,946
Depreciation	1,384	1,384
Education & training	1,778	315
Insurance	10,656	9,622
Interest	775	828
Legal & accounting	6,938	6,602
Licenses & taxes	4,317	1,553
Meals & entertainment	7,004	4,603
Medical	5,173	1,499
Memberships, dues & subscriptions	3,071	4,217
Miscellaneous	359	705
Office supplies	7,452	6,599
Payroll taxes	13,467	16,072
Pension contributions	425	42,000
Postage & delivery	2,605	1,344
Quote service & rental	1,514	1,503
Regulatory services	4,409	4,807
Rent (Note 6)	19,200	19,200
Repairs & maintenance	5,268	9,895
Salaries & wages - office	56,366	61,925
Salaries - officer	205,500	280,500
Storage	1,517	2,033
Telephone	8,346	7,439
Trading costs	33,072	47,994
Travel	1,704	881
Utilities	5,000	7,500
Total Expenses	448,021	600,929

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2007

	12/31/08	12/31/07
Income (loss) from operations	$ (70,550)	$ (89,112)
Other Income (Loss)		
Federal tax refund	0	666
Franchise tax expense	(1,694)	0
Federal tax expense	(5,859)	0
Interest income	34,017	49,122
NASD / NYSE consolidation fee	0	35,000
Product rebate	0	340
Sale of asset	0	(3,610)
Total Other Income (Loss)	26,464	81,518
Income (loss) before provision for income taxes	(44,086)	(7,594)
Provision for income taxes	800	800
Net Income (Loss)	(44,886)	(8,394)
Retained Earnings (Deficit) - Beginning	(102,329)	(93,935)
Retained Earnings (Deficit) - Ending	$(147,215)	$(102,329)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Operating Activities	
Net Loss	$ (44,886)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	1,384
Decrease in receivables from brokers and dealers	7,187
Decrease in accrued salaries	(13,586)
Decrease in commissions payable	(499)
Decrease in loan to officer	15,490
Decrease in accrued payroll fees	(44)
Increase in deposits	(225)
Decrease in accrued payroll taxes	(1,073)
Decrease in security deposits	686
Increase in prepaid insurance	(781)
Increase in employee advances	(219)
Increase in credit card payable	2,391
Net Cash Used by Operating Activities	(34,175)
Investing Activities	
Purchase of fixed assets	(2,600)
Net Cash Used by Investing Activities	(2,600)
Financing Activities	
Payments on notes payable	(885)
Net Cash Used by Financing Activities	(885)
Decrease in Cash and Cash Equivalents	(37,660)
Cash and Cash Equivalents at December 31, 2007	75,075
Cash and Cash Equivalents at December 31, 2008	$ 37,415

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2007

	12/31/08	12/31/07
Total Assets	$ 140,895	$ 199,477
Less: Total liabilities exclusion of subordinated debt	(23,012)	(36,708)
Net Worth	117,883	162,769
Less: Fixed, prepaid and long-term assets	(75,141)	(89,101)
Net capital before haircuts on securities	42,742	73,668
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 42,742	$ 73,668

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - Notes payable - shareholder consists of a fully subordinated loan to the Corporation by Ms. Lester Kilpatrick, a stockholder. This loan is repayable on or after October 1, 1990. The loan was exchanged for 2,250,000 shares of the Company's common stock during the 2006 year.

See accountant's audit report

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 4 - Bank loans consist of the following:

5.00 % Note payable with monthly payments of $ 300.	
Principle balance to be paid in full by March, 2008.	$ 885
Subtotal	885
Less: Current portion	(885)
Total Long-term portion	$ 0

NOTE 5 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 1,290,294 and decreasing the stated value of each share to $ .13 1/3. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 6 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

NOTE 7 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Legg Mason, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 8 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 9 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 10 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2008 and have issued my report thereon dated February 19, 2009. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required

NOTE 10 - (Continued) - by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2008 AND 2007

SCHEDULE III

Board of Directors
Newport Securities Corporation

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Newport Securities Corporation, (the Company), for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinions on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 & 2007

	12/31/08	12/31/07
Common stock - stated value $. 13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares	$ 267,598	$ 267,598
Retained earnings - beginning	(102,329)	(93,935)
Net income (Loss)	(44,886)	(8,394)
Retained earnings - ending	(147,215)	(102,329)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 117,883	$ 162,769

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Liabilities Subordinated to General Creditors - December 31, 2007	$	0
Changes to Loans Subordinated to General Creditors		(0)
Liabilities Subordinated to General Creditors - December 31, 2008	$	0

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2008

Net Capital per 1st Focus Filing	$ 41,942
Net Capital per Audit Report & Amended Focus Filing	42,742
Difference due to Adjusting Entries	$ 800

List of Adjusting Entries for Reconciliation

Adjustment to income taxes payable	$ 800
Total Adjustment	$ 800

Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

February 25, 2009

Gregory B. Shelton
Certified Public Accountant
118 Cachanilla Court
Palm Desert, Ca 92260

In connection with your examination of the balance sheets as of December 31, 2007 & 2008, and the related statements of income, retained earnings, and cash flows of Newport Securities Corporation for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and changes in cash flows of Newport Securities Corporation in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. We have made available to you all:
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:
   a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.
   b. Irregularities involving other employees that could have a material effect on the financial statements.
   c. Communications from regulatory agencies concerning non-compliance with, or deficiencies in, financial reporting practices or record keeping that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:
   a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.
c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line of credit or similar arrangements.
d. Agreements to repurchase assets previously sold.

6. There are no:
   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No.5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Customer's debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

12. It is understood that the term "securities and investments not readily marketable" shall include, but not be limited to, (a) securities for which there is no market on a securities exchange or independent publicly quoted market, (b) securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A, under section 3(B) of such act have been complied with) that is, restricted stock, or (c) securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

13. In addition, the Company at December 31, 2007 & 2008 had:
    a. All securities exchange memberships recorded on the books. b. All participation in joint accounts carried by others properly recorded.

c. No material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends of fulfillment of conditions regarded as uncertain).
d. No open contractual commitments other than those appearing on the memo books and records (for example, when-distributed and delayed delivery contracts, under-writings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts).
e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
f. No borrowing or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

14. All liabilities subordinated to the claims on general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by the National Association of Securities Dealers.

15. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

17. There are no capital withdrawls anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

18. There are no material inadequacies at December 31, 2007 & 2008 or during the period January 1, 2009 to February 1, 2009, in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed:
a. In making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(1 1) and the reserve required by rule 15c3-3(e).
b. In making the quarterly securities examinations, counts, verifications and comparisons and the reconciliation of differences required by rule 1 7a- 13.
c. In complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors for the Federal Reserve System.
d. In obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.
e. In making periodic computations of the minimum financial requirements pursuant to regulation 1.17 of the Commodity Exchange Act.
f. In making daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations hereunder, and the segregation of funds

based upon such computations.

19. Net capital computations, prepared by the Company during the period from January 1, 2008 through December 31, 2008 indicated that the Company was in compliance with the requirements of rule 1 5c3- 1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 1 5c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

20. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

Sincerely,

Newport Securities Corporation

Jeffrey Kilpatrick

2\25\09

Date

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Newport Securities Corporation

Address: 40853 Buchanest Ln.
Temecula, CA. 92591

Telephone: 951-587-6910

SEC Registration Number: 3235-0012

FINRA Registration Number: 8250

(ii) Accounting Firm

Name: Gregory Shelton

Address: 118 Cachanilla Court
Palm Desert, CA. 92260

Telephone: 760-779-9494

Accountant's State Registration Number: 64346e

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
Dec	31	2007
Dec	31	2008

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Jeffrey Kilpatrick

(By Firm's FINOP or President)

Title: President & FINOP Date: 2/25/09

ANNUAL AUDIT REPORT

SECURITIES AND EXCHANGE COMMISSION
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-6551

SECURITIES AND EXCHANGE COMMISSION
(Regional Office serving your District)

FINRA
Financial Operations
Attn: Eleanor M. Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

NOTE: *The report is due 60 calendar days after the annual audit date. Two copies must be filed with the SEC in Washington, one copy with the SEC Regional office, one copy to FINRA in Maryland, and the firm may forward a copy to the FINRA office in (your District). Also, copies should be sent to all other self-regulatory organizations of which the broker-dealer is a member.*

REF: SEC RULE 17a-5

END